RADICA GAMES LIMITED
                 ANNOUNCES AGREEMENT WITH GERARD KLAUER MATTISON


FOR IMMEDIATE RELEASE                        CONTACT:  PATRICK S. FEELY
DECEMBER 21ST, 1998                                    PRESIDENT & COO
                                                       (LOS ANGELES, CALIFORNIA)
                                                       (626) 744 1150

                                                       DAVID C.W. HOWELL
                                                       EXECUTIVE V.P. & CFO
                                                       (HONG KONG)
                                                       (852) 2688 4201




(Hong Kong) Radica Games Limited (NASDAQ RADAF) announced today that it has signed a financial consulting agreement with Gerard Klauer Mattison & Co. (GKM), to provide advisory services to the Company. Pursuant to the agreement, GKM will advise and assist Radica in identifying and evaluating financial and business opportunities that will enhance shareholder value.

Bob Davids, Radica's CEO, said, "THE GKM AGREEMENT IS ANOTHER STEP IN EXECUTING OUR STRATEGY TO BUILD SHAREHOLDER VALUE AND DIVERSIFY AND GROW RADICA'S BUSINESS. THE EXPERTISE GKM HAS DEMONSTRATED IN THE TOY AND GAME INDUSTRY WILL BE INVALUABLE TOWARDS ACHIEVING OUR OBJECTIVES."

     THE FOREGOING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER
     MATERIALLY  FROM  PROJECTED  RESULTS.  FORWARD-LOOKING  STATEMENTS  INCLUDE
     STATEMENTS ABOUT EFFORTS TO ATTRACT OR PROSPECTS FOR ADDITIONAL OR INCREASED BUSINESS, NEW PRODUCT INTRODUCTIONS AND OTHER STATEMENTS OF A NON-HISTORICAL NATURE. ACTUAL RESULTS MAY DIFFER FROM PROJECTED RESULTS DUE TO VARIOUS RISK FACTORS, INCLUDING RISKS OF MANUFACTURING IN CHINA, DEPENDENCE ON PRODUCT APPEAL AND NEW PRODUCT INTRODUCTIONS, AND DEPENDENCE ON MAJOR CUSTOMERS, AS SET FORTH IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED OCTOBER 31, 1997, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. SEE "ITEM 1. DESCRIPTION OF BUSINESS -- RISK FACTORS" IN SUCH REPORT ON FORM 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at WWW.RADICAGAMES.COM.

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